Writer's Direct Dial: +44 (0) 207 614-2237

E-Mail: ssperber@cgsh.com

July 30, 2008

BY EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W., Stop 4-5

Washington, D.C.  20549

United States

Re:	GlaxoSmithKline plc Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2007 (File No. 1-15170)

Dear Mr. Rosenberg:

By letter dated June 26, 2008, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments on the Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 1-15170) (the “2007 Annual Report”) filed by GlaxoSmithKline plc (the “Company”) with the Commission on February 29, 2008. This letter contains the Company’s responses to the Staff’s comments.

For convenience, we have reproduced the Staff’s comments and provided responses immediately below them.

Consolidated Income Statement, page 90

1.	You disclosed “Business Performance”, a non-IFRS measure, prominently on the face of your income statement and throughout your annual report in 2007.

Mr. Jim B. Rosenberg, p. 2

Measures that are prohibited by Item 10(e) of Regulation S-K should not be added to the face of the primary financial statements unless expressly permitted under the GAAP used in the company’s primary financial statements. We understand that paragraph 33 of the Financial Reporting Review Panel Preliminary Report on IFRS Implementation stated that non-IFRS measures should not be given undue prominence. Please tell us whether non-IFRS measures are expressly permitted under IFRS as adopted by the EU and as published by the IASB and cite for us the relevant authoritative literature.

If the non-IFRS measures are not expressly permitted please clarify to us how you meet the guidance in the note to paragraph (e) of Item 10(e) of Regulation S-K regarding the use of non-GAAP financial measures for a foreign private issuer or provide the disclosures required by Item 10(e) of Regulation S-K. In addition please clarify in the filing what costs are excluded from Business performance and why you believe it is appropriate to exclude them.

The Company does not consider “business performance” to be a non-GAAP measure.

IAS 1, “Presentation of Financial Statements”, does not prescribe a specific format for the Income Statement. Paragraph 81 of IAS 11 provides a short list of items that must be shown on the face of the Income Statement, and paragraph 83 then states: “Additional line items, headings and subtotals shall be presented on the face of the income statement when such presentation is relevant to an understanding of the entity’s financial performance.” Because of the significance of the major new restructuring program initiated by the Company—the program has an estimated cost of £1.5 billion over three years—the Company concluded that it would be useful to an understanding of the Group’s financial performance to present additional information on the face of its Income Statement that details the impact of the restructuring costs on such performance.

Inclusion of this information on the face of the Company’s Income Statement is further supported by paragraph 86 of IAS 1, which requires material items of income or expense to be disclosed separately, either on the face of the Income Statement or in the notes to the financial statements, and paragraph 87, which gives examples of items that might require separate disclosure and identifies the restructuring of the activities of an entity as being one such item. As neither paragraph 86 nor paragraph 87 prescribes how such material items should be shown on the face of the Income Statement, IAS 1 requires a company’s management to exercise its judgement in determining the most appropriate way to present these items. As noted, among other places, on page 2 of the 2007 Annual Report and in Note 1 to the 2007 Financial Statements, the Company’s management uses “business performance”, which reflects the Company’s results before the impact of these costs, as the primary measure to evaluate the Company’s underlying operating performance and to manage its business. The Company’s

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[1]

The IAS 1 paragraph references in this response pertain to the version of IAS 1 in effect prior to it being amended in 2008. While the enumeration of the paragraphs in IAS 1 has changed as a result of the amendments, the text of the paragraphs cited in this response has not.

Mr. Jim B. Rosenberg, p. 3

management therefore believes that the columnar approach adopted showing “business performance” is the most appropriate way to present the restructuring costs. The Company believes that this presentation facilitates a better understanding of its operating results and improves comparability between the periods presented, enabling investors to analyze better the Company’s performance. The Company notes that a similar approach has been adopted by a number of other public companies.

The Company also notes that the AICPA International Practices Task Force has considered the presentation of the Income Statement, first under U.K. GAAP in November 2003 and then again under IFRS in November 2005. On both occasions, the Task Force noted that a number of preparers used additional lines and/or columns in the Income Statements of their home country Annual Reports, which were therefore carried over into their U.S. filings. Where this was done to aid the clarity of presentation of results, the Task Force agreed that the Commission’s non-GAAP financial measures rules were not intended to prohibit such additional disclosures.

The description of the restructuring program and the explanation of why management believes it appropriate to use a columnar approach to the presentation of the Income Statement are given in a number of places in the 2007 Annual Report. In preparing this response, the Company acknowledges that the term “non-IFRS measure” was used in these disclosures. The Company will amend future filings to omit the description of “business performance” as a “non-IFRS measure”.

Statements of Cash Flows, page 92

2.

As previously requested in our letter dated January 18, 2007 and confirmed by your letter dated January 31, 2007, please revise your Statements of Cash Flows to begin with profit after taxation. We do not believe it is appropriate to begin your Cash Flow Statement with Cash generated from operations.

In the comment letters of September 19, 2006 and January 18, 2007, the Staff questioned the Company’s practice of starting the reconciliation of “operating profit” to cash generated from operations at the operating profit level. In its response of January 31, 2007, the Company agreed to change this reconciliation to start at profit after tax. The Company has met its commitment by giving this reconciliation in Note 36 to the 2007 Financial Statements and believes this to be an acceptable presentation under IFRS. The Company also notes that this form of presentation is consistent with that adopted by a number of other public companies.

Mr. Jim B. Rosenberg, p. 4

Note 2 — Accounting Policies

Research and Development, page 95

3.

You disclosed that development expenditure is capitalized when the criteria for recognizing an asset are met, usually when a regulatory filing has been made in a major market and approval is considered highly probable. Based on the significance of your research and development function, please disclose the following:

•	The types of regulatory filings that trigger the capitalization of product development expenditures;
•	The circumstances under which you capitalize development costs other than when a regulatory filing has been made and approval is considered highly probable; and
•	The annual amount of product development expenditures that have been capitalized.

The Company had not capitalized any development costs related to compounds in development prior to 2007. The Company has disclosed in Note 19 to the 2007 Financial Statements the amount of internally generated costs relating to pharmaceutical compounds in development that were capitalized in 2007 as being £6 million. This is described as relating to “other intangible assets”. The Company will make the description of the amount of capitalized product development costs clearer in future filings.

In light of the insignificance of the amount capitalized, however, the Company does not propose to expand its disclosures at this time. If the amount of capitalized internally generated development costs relating to pharmaceutical compounds in development becomes significant in future years, the Company will expand its disclosures as appropriate.

Note 28 — Pensions and Other post-Employment Benefits, page 117

4.

You disclosed that contributions to defined benefit schemes are determined in accordance with the advice of independent, professionally qualified actuaries. You also disclosed that pension costs of defined benefit schemes for accounting purposes have been assessed in accordance with independent actuarial advice, using the projected unit method and that pension liabilities are generally assessed annually in accordance with the advice of independent actuaries. Please tell us the intent of this reference to an actuary. While you are not required to indicate or infer that the actuaries determine your pension costs, when you do, you must also disclose their names. If you include their names in or incorporate them by reference into a 1933 Securities Act filing, you will also need to include the consents of the independent actuaries.

The Company will remove these references to independent actuaries in future filings.

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Mr. Jim B. Rosenberg, p. 5

In addition to the foregoing comments, the Staff’s comment letter sought a statement regarding the following matters from the Company. Accordingly, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or require additional information with respect to the foregoing, please do not hesitate to contact me at +44 207 614 2237 or my colleague Gerald Neugebauer at +44 207 614 2303.

Yours sincerely,

/s/ Sebastian R. Sperber

Sebastian R. Sperber

cc:	Mr. Gus Rodriguez, Securities and Exchange Commission
Ms. Mary Mast, Securities and Exchange Commission
Mr. Julian S. Heslop, GlaxoSmithKline plc
Mr. Tom Quinn, PricewaterhouseCoopers
Mr. Andy Kemp, PricewaterhouseCoopers
Mr. Gerald Neugebauer, Cleary Gottlieb Steen & Hamilton LLP